Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended June 30,
	2015	2014	2013	2012	2011
Net loss before taxes	$60,739	$71,364	$72,811	$73,319	$58,274
Fixed charges	—	—	—	—	—
Deficiency of Earnings to Cover Fixed Charges	$60,739	$71,364	$72,811	$73,319	$58,274

(1) The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. Fixed charges consist of interest costs (both expensed and capitalized), amortization of debt issuance costs and an estimate of interest expense within rental expense. Fixed charges are excluded from the table above as all periods presented include a net loss.

(2) Our earnings were inadequate to cover fixed charges for the years ended June 30, 2015, 2014, 2013, 2012 and 2011 by $60.7 million, $71.4 million, $72.8 million, $73.3 million and $58.3 million, respectively.